January 23, 2025

Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
Suntec Tower 2, 9 Temasek Boulevard
#13-01/02/03, Singapore, 038989

       Re: Antalpha Platform Holding Company
           Draft Registration Statement on Form F-1
           Submitted December 20, 2024
           CIK No. 0002044255
Dear Xin Jin:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 20, 2024
General

1. We note that you earn most of your revenues pursuant to your agreements with
       Bitmain and Northstar, which appear to be China and Hong Kong based companies, respectively; two of your five subsidiaries are incorporated in Hong Kong; and Mr.
       Yichun Hua, who appears to have been CFO of Bitmain, beneficially owns 77.9% of the company. Please tell us your consideration for including specific and prominent disclosure about the legal and operational risks associated with China-based companies, including disclosure and risk factors addressing how cash is transferred through your organization. For guidance, see Sample Letter to Companies Regarding
       China-Specific Disclosures on our website.
 January 23, 2025
Page 2
2. We note press releases and news stories regarding business activities that are not discussed in the registration statement. Please tell us whether you still engage in these activities, or no longer do because of the 2024 Reorganization or for other reasons. If these activities are currently a material part of your operations, please provide appropriate disclosure. In that regard, we note news reports about:
           Antalpha providing equity financing, including a press release about Antalpha providing "tens of millions of dollars" in equity financing to Pando Group.
           Material ownership of, or continued business with, Metalpha. We note articles about Antalpha owning 49% of Metalpha and that Antalpha is Metalpha's largest customer.
3. Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Cover Page

4. We note that you are a "controlled company" within the meaning of the Nasdaq Stock
       Market Rules. Please revise your cover page to disclose the identity of your controlling shareholders and the voting power percentage your controlling shareholder will hold after completion of the offering.
Prospectus Summary
Overview, page 1

5.     We note your disclosure on page 2 comparing your revenues from September
30,
       2023 to September 30, 2024. Please also provide disclosure comparing your net income/(loss) from September 30, 2023 to September 30, 2024.
6. We note your disclosure on page 4 and elsewhere that Northstar is owned by the CEO and founder of Bitmain. Please identify the CEO and founder of Bitmain to which you are referring.
Our Competitive Strengths, page 3

7. We note your disclosure that your founder and management team have deeply rooted experience in Bitcoin mining. Please disclose the identity of your founder.
Risk Factors, page 18

8. Please provide separately captioned risk factors discussing the potential conflicts of interest arising from the other business interests of your "ultimate beneficiary owner"
       referred to on page F-28. Name this individual, describe this person's other material business interests, and provide sufficiently detailed discussions of existing or potential conflicts of interest that may arise. By way of example only, we note from page F-28 that your "ultimate beneficiary owner" controls Bitmain, Antpool, Chanhua, and SophGo. We also note your disclosure that Northstar is owned by the CEO and founder of Bitmain, which your "ultimate beneficiary owner" controls. January 23, 2025
Page 3
Risks Related to Our Business, page 18

9. We note your disclosure on pages 25-27. It appears that you are currently substantially dependent on Bitmain and Northstar. Please disclose the specific risks that you face due to this dependence. With respect to both Bitmain and Northstar, consider their locations, regulations with which the companies must comply, their industries, the specific markets that each company services, etc. and address how your company would be impacted based on the risks encountered by Bitmain and Northstar.
We derive a significant portion of our revenues from financing activities relating to the purchase of Bitcoin mining machines, page 22

10. We note your disclosure that block reward halving events could adversely affect the market for Bitcoin mining machines. Please expand your disclosure to explain that the method for creating new Bitcoin is mathematically controlled in a manner so that the supply of Bitcoin grows at a pre-set schedule, providing the number of Bitcoin outstanding as of a recent date and the total number of Bitcoin that can be mined.
Our existing portfolio contains loans to Bitcoin mining companies, page 25

11. We note your disclosure that your existing portfolio contains loans to borrowers whose operations are "geographically concentrated in Asia and North
America
       (mainly in Texas, Arkansas, Montana and Indiana)." Please expand your disclosure to identify the geographic concentrations of your loans in Asia as you do for North
       America.
Our success and future growth depend significantly on our marketing efforts, page 25

12. Please address any risks attendant to your relationship with Bitmain being based on a nonbinding memorandum of understanding and not a contract.
We have limited insurance coverage, page 40

13. We note that you "maintain various insurance policies to safeguard against risks and unexpected events." Please expand your disclosure to specify the insurance policies that you maintain.
Corporate History and Structure, page 80

14.    We note your disclosure regarding the 2024 Reorganization. Please disclose the
       reason for the separation and reorganization and clarify whether the
2024
       Reorganization resulted in material changes in operation and/or personnel. In doing so, discuss the lines of business of the entity or entities that previously provided the products and services that Antalpha Platform Holding Company currently provides and why your particular line of business was chosen to be separated. If and where appropriate, please also disclose whether the 2024 Reorganization may impact the company's results of operations. Please also revise the Prospectus Summary as appropriate, including to disclose the relationship the company had to Bitmain and
       Northstar prior to the 2024 Reorganization.
15. We note your corporate structure as of the date of this prospectus. Please provide separate organizational charts of the Antalpha Business both prior to and after the
 January 23, 2025
Page 4

       2024 Reorganization, identifying the entities involved, their jurisdiction of incorporation, and the location of their principal executive offices. This should include, but not be limited to, the jurisdiction of incorporation and the location of the principal executive offices of your parent company and any subsidiaries. In addition, please clarify whether Antalpha Holding Company continues to be your parent company, and if so, display this in your organization chart. In doing so, please clarify the distinction between Antalpha Technologies Holding Company, which appears to beneficially own 77.9% of your shares, and Antalpha Holding Company. Management's Discussion and Analysis of Financial Conditiona and Results of Operations
Key Operating and Financial Metrics
Bitcoin collateral value on loans facilitated, page 84

16. You disclose that you provide Hashrate loans and that these loans are collateralized by the Bitcoins mined on specified machines over the duration of the loan. To provide a comprehensive understanding of your business, please disaggregate Bitcoin mined held as collateral for Hashrate loans, consistent with your disaggregation of loans and related revenues.
17. You disclose that you service Bitcoin loans funded by Northstar and for which you do not bear loan default risk. Please tell us and enhance your disclosures, how and why you consider the Bitcoin collateral value on Bitcoin loans serviced in evaluating customer capacity to do more financing with you.
18. Consistent with your disclosure on page 4, please enhance to disclose that you rehypothecate Bitcoin collateral to Northstar that your customers pledge on their loans from you.
Factors Affecting Our Results of Operations
Terms of our borrowings, page 86

19. You disclose that the collateral you provide on your borrowings is primarily in the form of Bitcoin. Tell us and enhance your disclosures to explain the source of Bitcoin that you use in collateralizing your borrowings.
Liquidity and Capital Resources, page 92

20. Please tell us and enhance your discussion to address how the potential decline in the price and or value of Bitcoin collateral, below the value of loan payable to your funding partner, would impact your working capital and the strategies you would undertake to address.
Non-GAAP Measure, page 92

21. We note that you remove income tax expense/benefit from your Non-GAAP net income (loss). As Non-GAAP net income performance measures should include income taxes commensurate with the non-GAAP measure of profitability, please either include the appropriate level of income taxes or change the title of your measure to not imply that it is a net income performance measure. Refer to
       Compliance and Disclosure Interpretations Question 102.11 on Non-GAAP Financial
       Measures.
 January 23, 2025
Page 5

Cash Flows, page 94

22. Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please revise your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to
       Item 5.B of Form 20-F and Sections 1.B. and IV.B. of Release No. 33-8350 and
       Release No. 33-10890 for guidance.
Critical Accounting Estimates, page 97

23. We note your disclosure of critical accounting estimates. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations.
       Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 5.E of Form 20-F and Release No. 33-10890 for
       additional guidance.
Quantitative and Qualitative Disclosures about Market Risk, page 98

24. You identify interest rate risk and crypto asset risk as market risks that could impact future financial operating results. Please tell us how you have considered the guidance in Instruction 3.A to Item 11(a) of Form 20-F in preparing your disclosures and address the following in your response:
           Tell us why you are unable to estimate the impact to your financial results from changes in interest rates considering the changes disclosed on page 83 and your disclosure on page 109, that under the terms of your loan agreement, interest is equal to the federal funds rate, plus a margin that varies from .2% to 1.2% per annum.
           How you are able to identify the increased risk of significant loss if any asset held as collateral declines in value or if a particular borrower or loan fails to perform as expected but not provide underlying calculations of the increased risk of significant loss when the substantial majority of collateral held is Bitcoin.
 January 23, 2025
Page 6
Business
Overview, page 100

25. You disclose that mining machines purchased through your financing are already on-
       rack and can be readily switched over to start mining Bitcoin. Please enhance to disclose if the mining machines are new or used and the estimated average remaining useful life.
26. We note your disclosure on page 103, "Northstar has historically provided almost all of the funding for the loans we originated and we rehypothecate to Northstar the
       Bitcoin collateral that our customers pledge on their loans from us." Please clarify your role in the lending process and in taking security over the collateral. In particular, clarify whether you borrow funds from Northstar in order to provide loans, or if
       Northstar transfers the funds directly to borrowers or third parties. Please also clarify the movement of collateralized Bitcoin during the term of the loan.
27. We note that your top three borrowers represented a majority of your revenue as of
       September 30, 2024. Additionally, we note on page F-30 that four customers each accounted for more than 10% of your total revenue for the nine months ended
       September 30, 2024. Please revise this section to discuss this customer concentration.
       Please disclose any material terms of your agreements with these customers. Lastly, please file any material agreements with these entities if required by Item
       601(b)(10)(ii)(B) of Regulation S-K.
Our Competitive Strenghts
Asset-light model, page 103

28. You disclose that you typically require a loan-to-value (LTV) on collateral of between
       50% and 80% at loan origination, depending on the type of loan and other factors.
       You also disclose that you require overcollateralization at origination. Tell us, and enhance your disclosures throughout your registration statement, the type and denomination of collateral, excluding the mining equipment, that results in overcollateralization at origination. In your revised disclosure, clarify how overcollateralization at origination is achieved. In this regard, clarify whether your customer must make a 20% to 50% down payment for the equipment directly to
       Bitmain or whether in addition to the security interest in the mining equipment you require the posting of additional collateral or whether there is some other mechanism to achieve overcollateralization at origination.
Our Growth Strategies, page 103

29. We note your disclosure that you have the goal of transitioning your business toward an "annuity-like model." Please expand your disclosure to explain how an "annuity-
       like model" would work.
Our Technology Platform, page 105

30. Please tell us and enhance your disclosures to provide a comprehensive description of
       Antalpha Prime, to include the following:
           If customers pay a fee to have access to Antalpha Prime;
           Services and information available to customers of Antalpha Prime;
and
 January 23, 2025
Page 7

             How Antalpha Prime enables your customers and you to closely monitor collateral positions.
Our Key Strategic Partners, page 107

31. Please revise this section to provide more information about Bitmain and Northstar. In particular, clarify what type of business Northstar is primarily engaged in, where it is incorporated and headquartered, where it primarily conducts its business, whether it provides funding to entities outside of those that your company services, and the regulations to which it is subject. To the extent applicable and not already provided, please also disclose the same for Bitmain.
32. We note your disclosure on page F-24 relating to the framework agreement you entered into with Cobo Global Limited whereby you agreed to make a series of payments to Cobo from 2023 through 2027. Please disclose the material terms of this agreement, including the rights and obligations of each party, the total consideration to be paid under the agreement, and the term and termination provisions. To the extent material, please file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.
Total Loans Outstanding, page 109

33. You disclose that your machine loans typically have a term of two years and disclose loans outstanding as of period end and weighted average financing fee rate for the periods presented. In an effort to provide a comprehensive understanding of your business and activities, please address the following:
           Disclose in table format, total volume of mining machine loans originated and repaid for the periods presented; and
           Tell us and enhance your disclosure to clarify how supply loans originated for the nine months ended September 30, 2024 of $759 million as disclosed on page 81 reconciles to $415.3 million of new loans disclosed on page 90. Crypto Assets in Our Business, page 114

34. We note your disclosure on page F-19 that you maintain your crypto assets in a centralized account provided by a third-party licensed custodian. We also note your disclosure on page 114 that you maintain digital assets provided by your customers as collateral in a centralized account with a third-party wallet service provider. Please clarify whether you keep the crypto assets you receive as payment for the financing fee or technology services platform fee in a separate account than the accounts you use to maintain your customers' collateral. For each account, please also disclose the material terms of your agreement with the third-party licensed custodian and/or third-
       party wallet service provider.
35. We note your disclosure that you exchange Bitcoin, USDT, and USDC for fiat currency through established cryptocurrency exchanges to meet your working capital requirements. Please disclose the frequency with which you exchange your crypto assets into fiat currency, the cryptocurrency exchanges that you use to do so, and disclose the material terms of any agreements with cryptocurrency exchanges to which you are party. Please also identify the specific crypto assets involved in any of
 January 23, 2025
Page 8

       your transactions and discuss the methodology used to calculate the conversion of crypto assets to USD or other fiat currency in your lending process. Employees, page 115

36. Please disclose, if possible, a breakdown of persons employed by geographic location.
       Refer to Item 6.D of Form 20-F.
Management
Directors and Executive Officers, page 125

37. We note your disclosure that Mr. Xin Jin has served as your Chief Executive Officer since 2021. Please reconcile this disclosure with your disclosure elsewhere that the company's supply chain financing business commenced operation in 2022 and that
       Antalpha Platform Holding Company was incorporated in August 2023. In doing so, identify the entities for which Mr. Xin Jin served as Chief Executive Officer prior to incorporation of your company in August 2023.
Combined and Consolidated Balance Sheets, page F-3

38. You disclose that the combined and consolidated financial statements have been prepared to reflect the 2024 Reorganization as if such took place since inception, that resulted in 77,000,000 ordinary shares issued and outstanding presented on a retroactive basis. Please tell us and or revise as necessary, why you present net parent investment and not additional paid in capital to reflect the substance of the reorganization.
Combined and Consolidated Statements of Cash Flows, page F-6

39. We note no cash flows from loans receivables or loans payable and related collateral transactions on your statements of cash flows. We also note that your supplemental schedule of non-cash activities does not appear to explain all the activity in these accounts for the nine months ended September 30, 2024. Please address the following, referencing where appropriate the authoritative literature you rely upon to support your presentation:
           Tell us how you reflect cash flows from loans receivable and payable and related collateral transactions on your statements of cash flows.
           Tell us why you have no activity presented in your supplemental schedule of non-
           cash activities for the 2023 periods.
Allowance for expected credit loss, page F-13

40. We note your disclosure regarding your use of the collateral maintenance provision practical expedient in determining your allowance for expected credit losses.
       Although you disclose throughout your filing that your loans receivable are overcollateralized on an aggregate basis, you do not appear to discuss your collateral maintenance provision. Please address the following:
           Tell us and revise your disclosure to discuss your collateral maintenance policies.
           Explain the thresholds triggering a request for additional collateral.
           Tell us whether any of your loans at the balance sheet dates in your submission
 January 23, 2025
Page 9

           have collateral values less than 100% of the outstanding loan balance. If so, tell us the amounts of these loans, the value of the collateral and why you do not have an allowance for expected credit losses on those loans.
Notes to Combined and Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Loan receivables, page F-13

41.    Please tell us and enhance your disclosure to address the following:
           If the interest rate is fixed or variable;
           The duration of the loans, if fixed or open-ended; and If borrowers can elect to prepay loans and if so, if there is a pre-payment penalty
           or fee.
42. Tell us your consideration for providing credit quality information disclosure for your loans receivables as stipulated in ASC 326-20-50-4 through 50-9 and aging status disclosures under ASC 326-20-50-14.
Crypto asset collateral payable to customers, page F-14

43. You disclose that crypto assets collateral payable to customers recognized in conjunction with lending arrangements with your customers are remeasured at fair value, with changes in fair value recognized in net income. We also note you present fair value gains(losses) on crypto assets held and crypto-denominated liabilities due to related party, net, separately in your combined and consolidated statements of operations. Please tell us and enhance your disclosures to address the following:
           Clarify which line-item changes in the fair value of crypto asset collateral payable is recognized in your combined and consolidated statements of operations;
           If you require certain crypto assets as collateral; and Assuming no defaults, whether you are required to return the same quantity and
           type of crypto asset received as collateral or whether you have the right to return other assets of equivalent value.
Crypto assets collateral receivable from related party, page F-14

44. Please tell us and enhance to disclose how you measure crypto assets pledged as collateral and subsequently identify, account and remeasure. Also, revise your disclosure to indicate, assuming no defaults, whether Northstar is required to return the same quantity and type of crypto asset posted as collateral or whether it has the right to return other assets of equivalent value.
Loan payables to related party and funding cost, page F-15

45.    Please tell us and enhance to disclose the following:
           The denomination your loan arrangements are funded;
           How the borrowings are funded, including whether the cash is funded directly to
           Bitmain or your customer or whether it flows through you;
           If you are able to use the borrowed loans at your discretion and whether there are
 January 23, 2025
Page 10

           any constraints, including on the underlying collateral; and
             If the funding-cost fee is fixed or variable.
Revenue recognition
Financing fees, page F-16

46. We note your policy disclosure referencing ASC 606. Please tell us whether you believe your financing fee revenue falls under the scope of ASC 606 and specifically explain your consideration of the scope exception for receivables under ASC 310 as stipulated in ASC 606-10-15-2c1.
Technology services platform fee, page F-16

47. As it appears that Northstar's bitcoin loans are denominated in bitcoin, please tell us whether your technology service platform fees are denominated in bitcoin, U.S.
       dollars or some other asset regardless to how they are settled. To the extent your fee is denominated in bitcoin, tell us how you value any bitcoin received and your consideration of the guidance in ASC 606-10-32-21 to value noncash consideration on the date of contract inception.
Note 18. Income taxes, page F-27

48. Please tell us why it is appropriate to reflect a $1.3 million deferred tax benefit in
       2023 and reference for us the authoritative literature you rely upon to support your position. In your response tell us:
           The taxable income or loss of each year prior to 2023 up through and including
           2023 included in the tax loss carry forward of $9.7 million as of December 31,
           2023 as disclosed in the last paragraph of this footnote.
           Your consideration of the guidance in ASC 740-10-30-21 regarding negative evidence supporting the need for a valuation allowance on deferred tax assets and
           ASC 740-10-30-23 regarding the need to have objectively verifiable positive evidence to overcome negative evidence, with cumulative losses in recent years being a significant piece of negative evidence that is difficult to overcome.

        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or John Dana Brown at 202-551-3859
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Brian V. Breheny, Esq.